Exhibit 26(d)
                             Policy Form Number V616

PHOENIX LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------
Dear Policyowner:

We agree to pay the benefits of this policy in accordance with its provisions. It is important to Us that You are satisfied with Your policy and that it meets Your insurance goals. For service or information on this policy, contact the agent who sold this policy, any of Our agency offices, or Our Variable and Universal Life Administration at the following address:

        Phoenix Life Insurance Company
        Variable and Universal Life Administration
        P.O. Box 8027
        Boston, MA  02266-8027
        Telephone [(800) 541-0171]

RIGHT TO RETURN THIS POLICY. You have the right to cancel this policy within a limited time after this policy is delivered to You. This policy may be cancelled by returning this policy to Us at Our Variable and Universal Life Administration before the later of:

1.   10 days after this policy is delivered to You; or
2.   10 days after a Notice of Right to Cancel is delivered to You; or
3.   45 days after the completed application is signed;

for a refund of:

1.   the Policy Value less Debt, if any; plus

2. any monthly deductions, Partial Surrender Fees and other charges made under this policy.

The Policy Value and Debt will be determined as of the nearest Valuation Date coincident with or following the date We receive the returned policy at Our Variable and Universal Life Division.

Signed for Phoenix Life Insurance Company at its Corporate Office, One American Row, Hartford, Connecticut 06115.

                         PHOENIX LIFE INSURANCE COMPANY

         [/s/John H. Beers]                    [/s/Dona D. Young]
            [Secretary]                     [Chairman, President and
                                             Chief Executive Officer]

                           READ YOUR POLICY CAREFULLY
                   IT IS A LEGAL CONTRACT BETWEEN YOU AND US.

       FIXED AND FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY

THE DEATH BENEFIT AND OTHER VALUES PROVIDED UNDER THIS POLICY ARE BASED ON THE RATES OF INTEREST CREDITED ON ANY AMOUNTS ALLOCATED TO THE GUARANTEED INTEREST ACCOUNT, LONG-TERM GUARANTEED INTEREST ACCOUNT AND THE INVESTMENT EXPERIENCE OF THE SUBACCOUNTS WITHIN OUR SEPARATE ACCOUNT TO WHICH YOUR PREMIUMS ARE ALLOCATED. THUS, THE DEATH BENEFIT AND OTHER VALUES MAY INCREASE OR DECREASE IN AMOUNT OR DURATION. SEE PART 8 FOR A DESCRIPTION OF HOW THE DEATH BENEFIT IS DETERMINED.

                                NONPARTICIPATING

V616
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

                                  SCHEDULE PAGE


Policy Number:                      [3000000]

Policy Date:                        [June 1, 2005]

Insured:                            [John M. Phoenix]

Issue Age & Sex:                    [35 -  Male]

Risk Classification:                [Non-tobacco]

Owner:                              As Stated In The Application Unless Later Changed.

Beneficiary:                        As Stated In The Application Unless Later Changed.

Death Benefit Option:               [2]

Face Amount                         [$243,169.00]


PREMIUMS

Required
Annual Premium:                     [$10,000.00]

Required Annual
Premium Years Payable:              4

[[Quarterly] Premium]:              [$2,500.00]

Premium Due Dates:                  [1st day of each quarter] The amount and
                                    timing of premium payments following the
                                    fourth Policy Year are flexible.

Total Premium Limit:                [$10,000.00] multiplied by the lesser of 7
                                    and the number of policy elapsed years (or
                                    fraction thereof) as adjusted to reflect any
                                    changes in benefits after issue.



V616                                    1
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                                  SCHEDULE PAGE


Policy Number:                      [3000000]


POLICY CHARGES

Maximum Daily Mortality
And Expense Risk Charge:            0.0000247 (Based on an Annual Rate of 0.90%)

Premium Expense Charge:             5% of premium paid in all Policy Years.

Partial Surrender Fee:              [$0] Currently, there is no Partial
                                    Surrender Fee. However, We reserve the right to impose a Partial Surrender Fee, upon prior Written Notice to the Owner. Any
                                    Partial Surrender Fee will be administered in a non-discriminatory manner. In no event, however, will such Partial Surrender Fee exceed $25 per transaction.

Surrender Charge:                   [$3,500] in years 1-7
                                    0 in year 8 and thereafter

Monthly Administration Charge:      [$80] in Policy Years 1-10
                                    0 in Policy Year 11 and thereafter

Overloan Transaction Charge:        3.5% of the Policy Value

Transfer Charge:                    Currently, there is no charge for transfers.
                                    However, we reserve the right to impose a Transfer Charge after the first twelve transfers made in each Policy Year, upon prior Written Notice to the Owner. Any
                                    Transfer Charge will be administered in a non-discriminatory manner. In no event, however, will such Transfer Charge exceed
                                    $20 per transaction.


GUARANTEED INTEREST ACCOUNT

Unloaned Portion:                   Minimum Rate [3%]

Loaned Portion:                     3%

Loan Interest Rate:                 5% in the first 10 Policy Years
                                    [4% in Policy Years 11 through 15
                                    3% after Policy Year 15]


PREMIUM ALLOCATION

[Money Market            -          100%]



V616                                    2

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


                                               SCHEDULE PAGE


Policy Number:    [3000000]



                               TABLE OF GUARANTEED MAXIMUM COST OF INSURANCE
                                   RATES PER $1,000 OF NET AMOUNT AT RISK
                                    BASED ON 1980 CSO MORTALITY TABLE *

MALE
----

      Age           Monthly                   Age           Monthly                   Age           Monthly
                     Rate                                    Rate                                    Rate
                     ----                                    ----                                    ----

       18           0.1896                    48            0.6219                     78           9.0958
       19           0.1958                    49            0.6729                     79           9.8708
       20           0.1979                    50            0.7292                     80           10.7229
       21           0.1979                    51            0.7948                     81           11.6760
       22           0.1958                    52            0.8677                     82           12.7510

       23           0.1917                    53            0.9510                     83           13.9417
       24           0.1875                    54            1.0427                     84           15.2208
       25           0.1823                    55            1.1417                     85           16.5604
       26           0.1792                    56            1.2469                     86           17.9385
       27           0.1781                    57            1.3583                     87           19.3469

       28           0.1771                    58            1.4771                     88           20.7844
       29           0.1792                    59            1.6063                     89           22.2594
       30           0.1823                    60            1.7500                     90           23.7948
       31           0.1875                    61            1.9125                     91           25.4281
       32           0.1948                    62            2.0958                     92           27.2323

       33           0.2031                    63            2.3010                     93           29.3885
       34           0.2135                    64            2.5281                     94           32.2885
       35           0.2260                    65            2.7729                     95           36.6521
       36           0.2417                    66            3.0344                     96           43.8531
       37           0.2594                    67            3.3115                     97           56.3542

       38           0.2792                    68            3.6094                     98           77.6198
       39           0.3021                    69            3.9385                     99           83.3333
       40           0.3281                    70            4.3094
       41           0.3563                    71            4.7323
       42           0.3865                    72            5.2167

       43           0.4198                    73            5.7646
       44           0.4552                    74            6.3646
       45           0.4927                    75            7.0052
       46           0.5333                    76            7.6771
       47           0.5760                    77            8.3719




*The cost of insurance rates above apply to tobacco and non-tobacco risk classifications.



V616                                    3
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                                  SCHEDULE PAGE


Policy Number:    [3000000]

RIDERS

Form

Number              Rider
[    ]              [   ]



V616                                    4
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TABLE OF CONTENTS


PART                                             PAGE
-----------------------------------------------------
SCHEDULE PAGE(S)
TABLE OF CONTENTS

1. Definitions                                     1

2. About This Policy                               3

3. Rights of the Owner                             5

4. Premiums                                        6

5. The Accounts                                    8

6. Policy Values                                   10

7. Lifetime Benefits                               12

8. Death Benefits                                  16



V616
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                               PART 1: DEFINITIONS

AGE
Age of the Insured on his last birthday.

ASSIGNS
Any persons to whom You assign an interest in this policy if We have notice of the assignment in accordance with the provisions stated in this policy.

BASIC POLICY
This policy as it exists, without any additional rider benefits.

BASIS OF CALCULATION
1980 Commissioners' Standard Ordinary Table, Age Last Birthday, Sex-distinct, Aggregate and 3% interest.

CASH SURRENDER VALUE
The Cash Surrender Value of this policy is the Policy Value less any applicable surrender charge on the date of surrender and less any Debt. The surrender charge is as shown on the Schedule Page.

DEBT
Unpaid loans against this policy plus accrued interest.

FACE AMOUNT
The initial Face Amount that You chose as shown on the Schedule Page or as later changed in accordance with the terms of this policy.

GENDER
The terms "he," "his" and "him" are applicable without regard to sex. Where proper, "she," "hers" or "her" may be substituted.

IN FORCE
This policy has not terminated or otherwise lapsed in accordance with the Grace Period and Lapse provision.

IN WRITING (WRITTEN REQUEST, WRITTEN NOTICE)
A request in a written form satisfactory to Us, signed by You and filed at Our Variable and Universal Life Administration (VULA).

ISSUE PREMIUM
The minimum premium at issue is one-fourth of the Required Annual Premium.

MONTHLY CALCULATION DAY
The first Monthly Calculation Day of a policy is the same day as its Policy Date as shown on the Schedule Page. Subsequent Monthly Calculation Days are the same day for each month thereafter or, if such day does not fall within a given month, the last day of that month will be the Monthly Calculation Day.

PAYMENT DATE
The Valuation Date on which a premium payment or loan repayment is received at Our Variable and Universal Life Administration (VULA) unless it is received after the close of the New York Stock Exchange in which case it will be the next Valuation Date.



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POLICY ANNIVERSARY
The anniversary of the Policy Date.

POLICY DATE
The date from which Policy Years and Policy Anniversaries are measured and is shown on the Schedule Page.

POLICY MONTH
The period from one Monthly Calculation Day up to, but not including, the next Monthly Calculation Day.

POLICY VALUE
The Policy Value is the sum of this policy's share in the value of each Subaccount of the Separate Account, the Long-Term Guaranteed Interest Account and the value of this policy's Guaranteed Interest Account.

POLICY YEAR
The first Policy Year is the one-year period from the Policy Date to, but not including, the first Policy Anniversary. Each succeeding Policy Year is the one-year period from the Policy Anniversary to, but not including, the next Policy Anniversary.

REQUIRED ANNUAL PREMIUM
The premiums required to be paid, as shown on the Schedule Page.

SUBACCOUNTS
The accounts within Our Separate Account to which non-loaned assets under this policy may be allocated.

UNIT
A standard of measurement used to determine the share of this policy in the value of each Subaccount of the Separate Account.

VALUATION DATE
Every day the New York Stock Exchange is open for trading and Phoenix Life Insurance Company is open for business.

VALUATION PERIOD
The period in days from the end of one Valuation Date through the next Valuation Date.

VARIABLE AND UNIVERSAL LIFE ADMINISTRATION (VULA)
Our Variable and Universal Life Administration. The address is shown on the cover page of this policy.

WE (OUR, US, COMPANY)
Phoenix Life Insurance Company.

YOU (YOUR)
The owner of this policy.



V616                                    2
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                            PART 2: ABOUT THIS POLICY

EFFECTIVE DATE OF INSURANCE
This policy will begin In Force on the Policy Date, provided the Issue Premium is paid on or before the Policy Date while the Insured is alive.

THE POLICY AND APPLICATION
This policy, including the Schedule Pages, any riders or endorsements to it, and the application for it (and any supplemental applications), constitute the entire contract between You and Us.

This contract is made in consideration of the application and the payment of premiums as provided in this policy. We rely on all statements made by or for the Insured in the written application. Each statement made in an application will, in the absence of fraud, be deemed a representation and not a warranty. No statement will be used to void this policy or in defense of a claim under this policy unless:

1.   it is contained in the application or in a supplemental application; and

2. a copy of that application is attached to this policy when issued or the supplemental application is made a part of this policy when changes become effective.

Any change in the provisions of this policy, including modifying this policy, waiving any of its conditions, or making an agreement for the Company, to be in effect, must be In Writing and signed by one of Our executive officers and countersigned by another of Our executive officers. This policy is issued by Us at Our Corporate Office in Hartford, Connecticut. Any benefits payable under this policy are payable at Our Main Administrative Office.

NONPARTICIPATING
This policy is nonparticipating and therefore is not eligible for annual dividends. This means that You are not entitled to participate in Company profits.

REVISED SCHEDULE PAGES
The Schedule Pages issued with this policy show the initial policy data in effect for this policy on the Policy Date. Some of this policy data may change by an action You request or take or by a change You make. Any of these changes will be reflected in revised Schedule Pages which supplement or restate the Schedule Pages and show the effective date of the change. We will send You such revised Schedule Pages along with a copy of any supplemental application, and they will become part of this policy as of their effective date.

CONTESTABILITY
We rely on all statements made by or for the Insured in the application. These statements are considered to be representations and not warranties.

We can contest the validity of this policy and any coverage under it for any material misrepresentation of fact. To do so, however, the misrepresentation must be contained in an application and the application must be attached to this policy when issued or made a part of this policy when a change is made.

If We contest the validity of all or a portion of the coverage provided under this policy, the amount We pay with respect to such portion of the coverage will be limited to the higher of a return of any paid premium for the contested coverage, or the sum of any monthly deductions made under this policy for the contested coverage.

We cannot contest the validity of the policy after it has been In Force during the Insured's lifetime for two years from its Policy Date (or two years from any reinstatement of the policy).



V616                                    3

SUICIDE
If within two years from the Policy Date the Insured dies by suicide, while sane or insane, and while this policy is In Force, this policy will cease and become void.

We will pay to You the Policy Value adjusted by the following amounts:

1. We add any monthly deductions and any other fees and charges made under this policy;

2.   We subtract any Debt owed Us under this policy.

TERMINATION
If not previously terminated, this policy will terminate automatically on the earliest of:

1.   the date of death; or

2.   the date of a full surrender; or

3. the date the grace period expires without the payment of sufficient premium in accordance with the Grace Period and Lapse provision.

MISSTATEMENT OF AGE OR SEX
If the Age or sex of the Insured is misstated, the Face Amount will be adjusted to reflect the amount of coverage that would have been supported by the most recent monthly deduction based on the then current cost of insurance rate for the correct Age and sex.

ASSIGNMENTS
Except as otherwise provided herein, any or all of the rights in this policy may be assigned. However, assignment of Your policy must be consented to by the Company. Assignment of this policy without Our consent is void from inception and without force or effect. We will not be considered to have notice of any assignment until We receive the original or copy of the assignment at Our VULA. We are not responsible for the validity of any assignment.

ANNUAL REPORTS
We will annually send You a report for this policy that shows the following:

1. the then current Policy Value, Cash Surrender Value, death benefit and Face Amount;

2. the premiums paid, and deductions and partial surrenders made since the last report;

3.   any outstanding Debt;

4.   an accounting of the change in Policy Value since the last report; and

5.   such additional information as required by applicable law or regulation.



V616                                    4

TRANSACTION RULES
Requests for transactions involving Subaccounts, the Long-Term Guaranteed Interest Account and the Guaranteed Interest Account will usually be processed within 7 days after We receive the Written Request at Our VULA. However, We may, at Our discretion, postpone the payment of any death benefit in excess of the total Face Amount, any policy loans, partial surrenders, full surrenders or transfers:

1. For up to six months from the date of request, for any transactions dependent upon the value of the Guaranteed Interest Account except for death benefits, the value of the Long-Term Guaranteed Interest Account; or

2. Otherwise, to the extent they depend upon the value of any Subaccount of the Separate Account, for any period during which the New York Stock Exchange is closed for trading (except for normal holiday closing) or when the Securities and Exchange Commission has determined that a state of emergency exists which may make processing such transactions impractical.


                             PART 3: RIGHTS OF OWNER

WHO IS THE OWNER
The owner is the person named as owner in the application, unless later changed as provided in this policy. The Insured will be the owner if no other person is named the owner. If You, the owner, are not the Insured and You die before the Insured, ownership rights in this policy will pass to the successive owner if one has been named, except that if joint owners are designated, ownership will remain with the surviving joint owners until the death of the survivor unless otherwise provided. If no successive owner has been named, then the estate of the last owner to die will become the owner. If more than one person is named as owner, they must act jointly unless You and We agree otherwise.

WHAT ARE THE RIGHTS OF THE OWNER
You control this policy during the Insured's lifetime but not until this policy begins In Force. Unless You and We agree otherwise, You may exercise all rights provided under this policy without the consent of anyone else. Your rights include the right to:

1. Receive any amounts payable under this policy during the Insured's lifetime.

2.   Change the owner or the interest of any owner.

3.   Change the flexible premium amount and frequency.

4. Change the Subaccount, the Long-Term Guaranteed Interest Account and the Guaranteed Interest Account allocations schedule for premium payments and monthly deductions.

5. Transfer amounts between and among Subaccounts, the Long-Term Guaranteed Interest Account and the Guaranteed Interest Account.

6.   Obtain policy loans.

7.   Obtain a partial surrender.

8.   Surrender this policy for its Cash Surrender Value.

9.   Request changes in the insurance amount.

10.  Change the beneficiary of the death benefit.



V616                                    5

11.  Assign, release or surrender any interest in this policy.

12.  Change the Death Benefit Option after Policy Year four.

You may exercise these rights only while the Insured is alive. Your exercise of any of these rights will, to the extent thereof, assign, release or surrender the interest of the Insured and all beneficiaries and successive owners under this policy.

HOW TO CHANGE THE OWNER
You may change the owner by Written Request.


                                PART 4: PREMIUMS

PREMIUM PAYMENTS
Required Annual Premiums must be paid as shown on the Schedule Page. The Issue Premium is due on the Policy Date. The Insured must be alive when the Issue Premium is paid. All premiums are payable at Our VULA, except that the Issue Premium may be paid to an authorized agent of Ours for forwarding to Our VULA. No benefit associated with any premium shall be provided until it is actually received by Us at Our VULA. A receipt for premium payments signed by one of Our executive officers will be provided upon request. No right to refund shall exist with respect to any premium payments except as stated in this policy.

PREMIUM DEDUCTIONS
Premium expense charges, as shown on the Schedule Page, will be deducted from any premiums received by Us at Our VULA. If the Issue Premium is received by Us at Our VULA after the Policy Date, then it will also be reduced by the amount necessary to cover any past unpaid monthly deductions described below. In addition, payments received by Us during a grace period will also be reduced by the amount needed to cover any monthly deductions during the grace period.

NET PREMIUM ALLOCATION
The premiums, net of the premium expense charges, will be applied on the Payment Date to the various Subaccounts, the Long-Term Guaranteed Interest Account and the Guaranteed Interest Account based on the premium allocation schedule elected in the application for this policy or as later changed by You. You may change the allocation schedule for premium payments by Written Request.

PREMIUM FLEXIBILITY
Subject to the total premium limit described in the next section and except for the Required Annual Premium, You may change the amount and frequency of premium payments while this policy is In Force as follows:

1. You may increase or decrease the flexible premium amount or payment frequency at any time by Written Request after the fourth Policy Year. We reserve the right to limit increases to such maximums as We may periodically establish.

2. Additional premium payments may be made at any time after the fourth Policy Year.

3. Each premium payment made must at least equal $25 or, if during a grace period, the amount needed to prevent lapse of this policy. We reserve the right to reduce or increase the limit.


V616                                      6

TOTAL PREMIUM LIMIT
The total premium limit is shown on the Schedule Page and is applied to the sum of all premiums received by Us for this policy to date, reduced by the sum of all partial surrender amounts paid by Us to date. If the total premium limit is exceeded, We will pay You the excess, with interest at an annual rate of not less than 4%, not later than 60 days after the end of the Policy Year in which the limit was exceeded. The Policy Value will be adjusted to reflect such refund. The amount to be taken from the Subaccounts, the Long-Term Guaranteed Interest Account and the Guaranteed Interest Account will be allocated in the same manner as provided for monthly deductions unless You request another allocation In Writing.

The total premium limit may be exceeded if additional premium is needed to prevent lapse under the Grace Period and Lapse provision. The total premium limit may change due to:

1.   a partial surrender or a decrease in Face Amount;

2.   addition, cancellation or change of a rider;

3.   a change in Death Benefit Option;

4.   a change in risk classification; or

5.   a change in federal tax laws or regulations.

GRACE PERIOD AND LAPSE
During the first four Policy Years:

1.   if Required Annual Premiums are not paid, or

2. if on any Monthly Calculation Day, the required monthly deduction exceeds the Policy Value less any outstanding Debt,

a grace period of 61 days will be allowed for the payment of an amount, less the premium expense charge, equal to the larger of three times the required monthly deduction plus any amount overdue, or the required premiums less the actual premiums paid.

After the fourth Policy Year, if on any Monthly Calculation Day, the required monthly deduction exceeds the Policy Value less any outstanding Debt, a grace period of 61 days will be allowed for the payment of an amount, less the premium expense charge, equal to three times the required monthly deduction.

In addition, if the total Debt is greater than the maximum loan value, a grace period of 61 days will be allowed for the payment of the amount necessary to reduce the total Debt to an amount less than or equal to the maximum loan value.

Any premiums paid will be used, after assessment of premium expense charges, to pay for any unpaid monthly deductions.

This policy will continue In Force during any such grace period. We will mail to You and any Assigns at the post office addresses last known to Us, a Written Notice as to the amount of premium required. This Written Notice will be sent at least 15 days and not more than 45 days prior to the date that this policy would lapse. If such premium is not paid to Us by the end of the grace period, this policy will lapse. The date of lapse will be the Monthly Calculation Day on which the deduction was to be made. By lapse we mean that the policy is no longer in full force and has no value except to the extent of any extended insurance provided by its Cash Surrender Value, if any, as described in the Extended Term Insurance section below.

The death benefit payable during the grace period will equal the death benefit in effect immediately prior to such period less overdue charges.


V616                                      7

EXTENDED TERM INSURANCE
If this policy lapses during the Required Annual Premium Years Payable period and has a positive Cash Surrender Value on the date of lapse, coverage under this policy will continue as Extended Term Insurance. At that time, all values from the Separate Account and all values from the Long-Term Guaranteed Interest Account will be transferred to the non-loaned portion of the Guaranteed Interest Account. We then assess the full surrender charge against the policy, which will be taken from the non-loaned portion of the Guaranteed Interest Account.

If the policy is in Death Benefit Option 1, the face amount of the policy will be reduced by the amount of any outstanding Debt in effect on the date of lapse.

The loaned portion of the Guaranteed Interest Account would then be set to zero, and there will no longer be any outstanding Debt in effect under the policy. At the time the policy lapses to Extended Term Insurance, the Policy Value would be set equal to the Cash Surrender Value as of the date of lapse.

Once the policy has lapsed to Extended Term Insurance, the Monthly Administration Charge will no longer apply, and no additional premium payments, transfers, partial surrenders, risk classification changes, or changes in face amount may be made. In addition, policy loans will no longer be available. All additional benefit riders will terminate unless they provide otherwise.

While this policy is In Force as Extended Term Insurance, monthly processing will proceed as described under the section entitled Policy Value in Part 6, with the following difference: The cost of insurance charge rates will be those in effect for Extended Term Insurance, but in no event will such rates be higher than the maximum guaranteed cost of insurance rates.

This policy will be continued as Extended Term Insurance until the first Monthly Calculation Day that the Policy Value is not sufficient to pay the monthly deduction. In such event, the policy will lapse and terminate without value as of such date.

REINSTATEMENT
Unless this policy has been surrendered for its Cash Surrender Value or unless Extended Term Insurance, if any, has expired, this policy may be reinstated at any time within three years from the date of the premium default, during the Required Annual Premium Years Payable period, as shown on the Schedule Page. Your request for reinstatement must be made by written application, and will require the submission of evidence of insurability satisfactory to Us, and the payment of all Required Annual Premiums in arrears, with interest at a rate of 6% compounded annually, or an amount, if greater, that would result in a Cash Surrender Value equal to at least 3 monthly deductions. Also required is the payment or reinstatement of any indebtedness upon the policy, with compound interest at the interest rate or rates which apply to policy loans between the date of default and the date of reinstatement.


                              PART 5: THE ACCOUNTS


Assets under this policy may be allocated either to the Subaccounts of the Separate Account, the Long-Term Guaranteed Interest Account or the Guaranteed Interest Account.

SEPARATE ACCOUNT AND SUBACCOUNTS
The Phoenix Life Insurance Company's Variable Universal Life Separate Account (VUL Account) is a Separate Account established by Our Company under Connecticut Law and is registered as a unit investment trust under the Investment Company Act of 1940. The VUL Account contains various Subaccounts that have different investment objectives.



V616                                      8

All income, gains and losses, realized and unrealized, of the VUL Account are credited to or charged against the amounts placed in the VUL Account without reference to other income, gains and losses of Our General Account. The assets of the VUL Account are owned solely by Us and We are not a trustee with respect to such assets. These assets are not chargeable with liabilities arising out of any other business that We may conduct.

We use the assets of the VUL Account to buy shares of the Fund(s) of this contract according to Your most recent allocation instruction on file with Us. The Fund(s) are registered under the Investment Company Act of 1940 as an open-end, management investment company. The Fund(s) have separate Series that correspond to the Subaccounts of the VUL Account. Assets of each Subaccount are invested in shares of the corresponding Fund Series.

A Portfolio of the Fund might make a material change in its investment policy. If that occurs, You will be notified of the change. In addition, no change will be made in the investment policy of any of the Subaccounts of the Separate Account without approval of the appropriate insurance supervisory official of Our domiciliary state of New York. The approval process is on file with the insurance supervisory official of the state where this policy is delivered.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS
We have the right, subject to compliance with applicable law, to add, delete or substitute Subaccounts of the Separate Account. We also reserve the right to eliminate the shares of any Fund(s) if they are no longer available for investment, or if We believe investing in any Fund(s) is no longer appropriate for the purposes of the Separate Account.

We will not add, delete or substitute shares attributable to any interest in a Subaccount without notice to the Owner, prior approval of the Securities and Exchange Commission as required by the Investment Company Act of 1940 and where required, approval by the insurance supervisory official of the state where this contract is delivered.

We reserve the right, subject to compliance with applicable law, to establish additional Separate Accounts, Guaranteed Interest Accounts and Subaccounts and to make them available to any class or series of contracts as We consider appropriate. We also reserve the right to eliminate or combine existing Subaccounts of the Separate Account and to transfer the assets between Subaccounts, when allowed by law.

In the event of any substitution or change, the Company may, by appropriate notice, make such changes in this and other contracts as may be necessary or appropriate to reflect the substitution or change. If We determine it is in the best interests of Our contract owners, We may operate the Separate Account as a management company under the Investment Company Act of 1940, or We may de-register it under that Act if registration is no longer required. We may also combine it with other Separate Accounts.

VOTING RIGHTS
Although We are the legal owner of the Fund shares, We will vote the shares at regular and special meetings of the shareholders of the Fund in accordance with instructions received from You and the other owners of the policies. Any shares held by Us will be voted in the same proportion as voted by You and the other owners of the policies. However, We reserve the right to vote the shares of the Fund without direction from You if there is a change in the law which would permit this to be done.


V616                                      9

GUARANTEED INTEREST ACCOUNT (GIA)
This policy also contains a Guaranteed Interest Account (GIA) to which premium payments may be allocated. The GIA is not part of the Separate Account. It is accounted for as part of Our General Account. We reserve the right to limit cumulative premium payments and transfers to the non-loaned portion of the GIA during any one-week period to not more than $250,000.

For amounts held under the non-loaned portion of the GIA, We will credit interest daily at such rates as We shall determine but in no event will the effective annual rate of interest be less than 3%. At least monthly, We will set the interest rate that will apply to any premium made to the GIA.

For amounts held under the loaned portion of the GIA, We will credit interest daily at the effective annual rate of interest shown on the Schedule Page.

We reserve the right to add other Guaranteed Interest Accounts subject to the approval by the insurance supervisory official of the state where this contract is delivered.

LONG-TERM GUARANTEED INTEREST ACCOUNT (LT-GIA)
This policy also contains a Long Term Guaranteed Interest Account (LT-GIA) to which premium payments may be allocated. The LT-GIA is not part of the Separate Account. It is accounted for as part of Our General Account. We reserve the right to limit the cumulative premium payments to the LT-GIA and the GIA during any one-week period to not more than $250,000. We reserve the right to limit transfers and cumulative premium payments to the LT-GIA to $1,000,000 over a 12 month period.

For amounts held under the LT-GIA, We will credit interest daily at such rates as We shall determine but in no event will the effective annual rate of interest be less than 3%.

                              PART 6: POLICY VALUES

POLICY VALUE
The Policy Value is the sum of this policy's share in the value of each Subaccount of the Separate Account, the value of this policy's LT-GIA and the value of this policy's GIA.

SHARE OF SEPARATE ACCOUNT SUBACCOUNT VALUES
The share of this policy in the value of each Subaccount of the Separate Account on a Valuation Date is the Unit Value of that Subaccount on that date multiplied by the number of this policy's Units in that Subaccount after all transactions for the Valuation Period ending on that day have been processed. For any day which does not fall on a Valuation Date, the share of this policy in the value of each Subaccount of the Separate Account is determined using the number of Units on that day after all transactions for that day have been processed and the Unit Values on the next Valuation Date.

UNITS
The number of Units credited to each Subaccount of the Separate Account will be determined by dividing the net premium payment applied to that Subaccount by the Unit Value of that Subaccount on the Payment Date.

UNIT VALUE
The Unit Value of each Subaccount of the Separate Account was set by Us on the first Valuation Date of each such Subaccount. The Unit Value of a Subaccount of the Separate Account on any other Valuation Date is determined by multiplying the Unit Value of that Subaccount on the just prior Valuation Date by the Net Investment Factor for that Subaccount for the then current Valuation Period. The Unit Value of each Subaccount of the Separate Account on a day other than a Valuation Date is the Unit Value on the next Valuation Date. Unit Values are carried to 6 decimal places. The Unit Value of each Subaccount of the Separate Account on a Valuation Date is determined at the end of that day.


V616                                      10

NET INVESTMENT FACTOR
The Net Investment Factor for each Subaccount of the Separate Account is determined by the investment performance of the assets held by the Subaccount during the Valuation Period. Each valuation will follow applicable law and accepted procedures.

The Net Investment Factor is equal to the result of item (D) below subtracted from the result of dividing the sum of items (A) and (B) by item (C) as defined below.

(A) The value of the assets in the Subaccount on the current Valuation Date, including accrued net investment income and realized and unrealized capital gains and losses, but excluding the net value of any transactions during the current Valuation Period.

(B) The amount of any dividend (or, if applicable, any capital gain distribution) received by the Subaccount if the "ex-dividend" date for shares of the Fund occurs during the current Valuation Period.

(C) The value of the assets in the Subaccount as of the just prior Valuation Date, including accrued net investment income and realized and unrealized capital gains and losses, and including the net value of all transactions during the Valuation Period ending on that date.

(D) The sum of the following daily charges as shown on the Schedule Page, multiplied by the number of days in the current valuation period:

     1. the mortality and expense risk charge; and

     2. the charge, if any, for taxes and reserves for taxes on investment income, and realized and unrealized capital gains.

MONTHLY DEDUCTION
A deduction is made each Policy Month from the Policy Value to pay:

1.   the cost of insurance provided under this policy;

2.   the cost of any rider benefits provided; and

3.   the Administration Charge as shown on the Schedule Page.

Deductions are made on each Monthly Calculation Day. If the Monthly Calculation Day is not a Valuation Date, the monthly deduction for that Policy Month will be made on the next Valuation Date.

You may request in the application for this policy that monthly deductions not be taken from certain specified Subaccounts, the LT-GIA or the GIA. Such a request may later be changed by notifying Us In Writing, but only with respect to future monthly deductions. Monthly deductions will be taken from this policy's share of the remaining Subaccounts, the LT-GIA or the GIA exclusive of the loaned portion of the Guaranteed Interest Account, on a proportionate basis. In the event this policy's share in the value of such Subaccounts, the LT-GIA and the GIA is not sufficient to permit the full monthly deduction, the remainder will be taken on a proportionate basis from this policy's share of each of the other Subaccounts, the LT-GIA and the GIA exclusive of the loaned portion of the GIA. The number of Units deducted from each Subaccount of the Separate Account will be determined by dividing the portion of the monthly deduction allocated to each such Subaccount by the Unit Value of that Subaccount on the Monthly Calculation Day.


V616                                      11

Each monthly deduction will pay the cost of insurance from the Monthly Calculation Day on which the deduction is made up to, but not including, the next Monthly Calculation Day. The cost of insurance is equal to the cost of insurance rate for the current Policy Month divided by 1,000 and then multiplied by the result of:

1.   the death benefit on the Monthly Calculation Day; minus

2.   the Policy Value on the Monthly Calculation Day.

The cost of insurance rate for each Policy Month is based on the Insured's Issue Age, risk classification, sex and Policy Year. The rate used in computing the cost of insurance is obtained from the Table of Guaranteed Maximum Cost of Insurance Rates shown for the Insured's risk classifications, or such lower rate as We may declare.

Not more frequently than once per year and no less frequently than once every five years, We will review the monthly cost of insurance rates to determine if these rates should be changed. However, the rates will never exceed the Guaranteed Maximum Cost of Insurance Rates shown on the Schedule Pages. Our right to change rates is also subject to the following terms:

1. Any change in rates will be made on a uniform basis for all Insureds in the same class and will comply with any procedures and standards that We have filed with the Insurance Department of the state where this policy is delivered. No change in rates will occur due to any change in the Insured's health or occupation.

2. Any change in rates will be determined prospectively. We will not distribute past gains or recoup prior losses, if any, by changing the rates.

3. Any change in rates will be based on a change in Our expectations for such factors as investment earnings, mortality, persistency and expenses.


                            PART 7: LIFETIME BENEFITS

TRANSFERS
You may transfer all or a portion of the Policy Value among one or more of the Subaccounts, the LT-GIA and the non-loaned portion of the GIA. Transfers are made by Written Request. You may make up to 12 transfers per Policy Year from the Subaccounts and only one transfer per Policy Year from the non-loaned portion of the GIA unless the Dollar Cost Averaging (DCA) Program or Asset Rebalancing Program is elected. Except as otherwise provided under the DCA Program, the amount that may be transferred from the non-loaned portion of the GIA at any one time cannot exceed the higher of $1000 or 25% of the value of the non-loaned portion of the GIA.

Under the DCA Program, funds may be transferred automatically among the Subaccounts on a monthly, quarterly, semi-annual or annual basis. Unless We agree otherwise, the minimum initial and subsequent transfer amounts are $25 monthly, $75 quarterly, $150 semi-annually or $300 annually. You must have an initial value of $2,000 in the non-loaned portion of the GIA or the Subaccount from which funds will be transferred. Funds may be transferred from only one sending Subaccount or the non-loaned portion of the GIA but may be allocated to multiple receiving Subaccounts, the LT-GIA or the non-loaned portion of the GIA. Under the DCA Program, You may transfer approximately equal amounts from the non-loaned portion of the GIA over a minimum 6-month period.

Under the Asset Rebalancing Program, funds are transferred automatically among the Subaccounts on a monthly, quarterly, semi-annual or annual basis to maintain the allocation percentage elected by Written Request. Transfers to or from the GIA are not permitted under the Asset Rebalancing Program.


V616                                      12

Transfers made under the DCA Program or Asset Rebalancing Program will be processed on the next Valuation Date following Your request for the month that applies. If the value in the sending Subaccount or non-loaned portion of the GIA is below the amount to be transferred, then the entire remaining balance will be transferred and the DCA or Asset Rebalancing Programs will be completed. You may terminate Your participation in the DCA or Asset Rebalancing Programs at any time by sending a Written Request to Us. Upon completion of the DCA or Asset Rebalancing Programs, You must send a Written Request to Us to start another DCA or Asset Rebalancing Program.

The transfer charge is as shown on the Schedule Page. Any such charge will be deducted from the Subaccounts, the LT-GIA or the GIA from which the amounts are to be transferred with each such Subaccount, the LT-GIA or non-loaned portion of the GIA bearing a pro rata share of the transfer charge. The value of each Subaccount will be determined on the Valuation Date that coincides with the date of transfer.

The amount that may be transferred from the LT-GIA at any time cannot exceed the greater of $1,000, 10% of the value of the LT-GIA, and the amount transferred from the LT-GIA in the prior Policy Year. Only one transfer is permitted per Policy Year from the LT-GIA. We reserve the right to not permit transfers to or from the LT-GIA under the Asset Rebalancing Program. Transfers from the LT-GIA are not permitted under the DCA program.

We reserve the right, in Our sole and absolute discretion, to temporarily or permanently terminate transfer or exchange privileges or reject any specific order from anyone including the Owner, market-timing organization, or individual, or other party authorized to give transfer or exchange orders whose transactions seem to follow a timing pattern including but not limited to those who request more than one transfer or exchange out of a Subaccount within a thirty-day period. We will not accept batch transfer instructions from anyone acting under powers of attorney for multiple Owners, unless We have entered into a third-party transfer service agreement. Such transfer limitations could be applied to transfers to or from some or all of the Accounts. These limitations, individually or in aggregate, may be applied in any manner reasonably designed to prevent any use of the transfer right which is considered by Us to be to the disadvantage of other Owners. If We reject a transfer for any of these reasons, We will notify You of Our decision in writing.

LOANS
While this policy is In Force, a loan may be obtained against this policy in any amount up to the available loan value. To obtain a loan, this policy must be properly assigned to Us as security. We need no other collateral. We reserve the right not to allow loans of less than $500 unless the loans are to pay premiums on another policy issued by Us.

The maximum loan value is equal to the Policy Value projected (with interest and monthly cost of insurance charges) to the next Policy Anniversary, discounted for interest at the loan interest rate, less any applicable surrender charge then in effect.

The "available loan value" is the maximum loan value less any outstanding debt. In no event will the maximum loan value exceed the current Policy Value less any applicable surrender charge.

The amount of the loan will be added to the loaned portion of the GIA and subtracted from this policy's share of the Subaccounts, the LT-GIA and the GIA based on the allocation You request at the time of the loan. The total reduction will equal the amount added to the loaned portion of the GIA. Unless We agree otherwise, allocations to each Subaccount, the LT-GIA and the GIA must be expressed in whole percentages. If no allocation request is made, the amount subtracted from the share of each Subaccount, the LT-GIA and the GIA will be determined in the same manner as provided for monthly deductions.


V616                                      13

Debt may be repaid at any time while this policy is In Force. Such repayment, in excess of any outstanding accrued loan interest, will be applied to reduce the loaned portion of the GIA and will be transferred to the non-loaned portion of the GIA to the extent that loaned amounts taken from such account have not previously been repaid. Otherwise, such balance will be transferred among the LT-GIA or Subaccounts You request upon repayment and, if no allocation request is made, We will use Your most recent premium allocation schedule on file with Us. Any Debt repayment received by Us during a grace period as described in Part 4 will be reduced to cover any overdue monthly deductions and only the balance applied to reduce the Debt. Such balance will also be applied as described to reduce the loaned portion of the GIA.

While there is any outstanding Debt against this policy, any payments received by Us for this policy will be applied directly to reduce the Debt unless specified as a premium payment. Until the Debt is fully repaid, additional Debt repayments may be made at any time while this policy is In Force.

Failure to repay a policy loan or to pay loan interest will not terminate this policy except as otherwise provided under Grace Period and Lapse in Part 4 when this policy does not have sufficient remaining value to pay the monthly deductions, in which event, that grace period provision will apply.

LOAN INTEREST
Loans will bear interest at an effective annual rate equal to the loan interest rate shown on the Schedule Page and will be compounded daily. Interest will accrue on a daily basis from the date of the loan and is included as part of the Debt under this policy. Loan interest will be due on each Policy Anniversary. If not paid when due, the outstanding accrued interest on that date will be charged as a loan against this policy.

OVERLOAN PROTECTION
You have the option of exercising Overloan Protection, In Writing, when the following conditions exist on the Monthly Calculation Day and any loans in excess of 96% of the Policy Value are repaid:

     1. the loan balance exceeds the specified Face Amount; and

     2. the loan balance is equal to 96% of the total Policy Value; and

     3. the Insured is at least 75 years of Age; and

     4. this policy has been In Force for at least 15 Policy Years; and

     5. all premiums paid have been previously withdrawn by partial surrender.

Note: If the loan balance is in excess of 96% of the Policy Value, the loan balance in excess of 96% of the Policy Value must be repaid at the time that such Overloan Protection is exercised.

Overloan Protection will be effective on the Monthly Calculation Day following Your Written Request. Once in effect, Overloan Protection will keep Your policy In Force and the following changes will automatically take effect:

     1. any riders then in effect will terminate;

     2. the death benefit will be permanently set to Death Benefit Option 1;

     3. the Face Amount will be reduced to the Policy Value multiplied by 101%; and

     4. the death benefit will be the greater of:

        a) the new Face Amount; or
        b) the greater of the Policy Value or the Debt multiplied by the applicable Minimum Death Benefit Corridor Percentage.


V616                                      14

     5. any remaining Policy Value will be transferred to the Long-Term Guaranteed Interest Account and no further transfers will be allowed;

     6. no further premium payments will be accepted;

     7. no further partial surrenders will be allowed;

     8. no further monthly deduction will be assessed;

     9. no additional loans or loan repayments will be allowed.

Any Loan balance will reduce the death benefit payable. Loan Interest will continue to accrue on this policy.

Once You have elected Overloan Protection a one-time Overloan Transaction Charge, as shown on the Schedule Page will be assessed. There is no additional charge for this benefit or for any of the automatic changes that occur pursuant to Your election of this benefit.

FULL SURRENDER
You may fully surrender this policy for its Cash Surrender Value by returning this policy to Us at Our VULA along with a written release and surrender of all claims under this policy signed by You and any Assigns. You may do this at any time during the lifetime of the Insured while this policy is In Force. The written surrender must be in a form satisfactory to Us and must include such tax withholding information as We may reasonably require. The surrender will be effective on the later of the dates on which We receive the returned policy and the written surrender request. Upon full surrender, all insurance and any rider benefits provided under this policy will terminate.

PARTIAL SURRENDER
You may obtain a partial surrender of this policy by requesting that a part of this policy's Cash Surrender Value be paid to You. You may do this at any time during the lifetime of the Insured while this policy is In Force with a Written Request signed by You and any Assigns. We reserve the right to require that this policy first be returned to Us before payment is made. A partial surrender will be effective on the date We receive the Written Request or, if required, the date We receive this policy if later.

A partial surrender will be denied if the resultant Cash Surrender Value would be less than or equal to zero. We reserve the right not to allow partial surrenders if the resulting death benefit would be less than $25,000 or if the amount of the partial surrender is less than $500. We further reserve the right to require that the entire balance of a Subaccount, the LT-GIA or the GIA be surrendered if the share of this policy in the value of that Subaccount, the LT-GIA or the GIA would, immediately after a partial surrender, be less than $500.

Upon a partial surrender, the Policy Value will be reduced by the sum of the following:

1. The partial surrender amount paid. This amount comes from a reduction in this policy's share in the value of each Subaccount, the LT-GIA and the GIA based on the allocation You request at the time of the partial surrender. If no allocation request is made, the assessment to each Subaccount, the LT-GIA and the GIA will be made in the same manner as provided for monthly deductions.

2. The partial surrender fee as shown on the Schedule Page. The assessment to each Subaccount, the LT-GIA and the GIA will be made in the same manner as provided for the partial surrender amount paid.


V616                                      15

3. A surrender charge. This charge is determined by multiplying the applicable surrender charge shown on the Schedule Page by a fraction equal to the partial surrender amount payable divided by the result of subtracting the applicable surrender charge from the Policy Value. This amount is assessed against the Subaccounts, the LT-GIA and the GIA in the same manner as provided for the partial surrender amount paid.

When Death Benefit Option 1 is in effect and a partial surrender is taken, the Face Amount does not change if the Minimum Death Benefit exceeds the Face Amount. If the Face Amount exceeds the Minimum Death Benefit when a partial surrender is taken, the Face Amount is decreased by the same amount as the Policy Value.

When Death Benefit Option 2 is in effect and a partial surrender is taken, the Face Amount does not change.

                             PART 8: DEATH BENEFITS

This policy will be issued with Death Benefit Option 2. After Policy Year four, while this policy is In Force and prior to the Insured's Age 100, You have the right to change Your Death Benefit Option. The Death Benefit Options are described below.

DEATH BENEFIT OPTION 1
Under this option, until the Policy Anniversary following the date that the Insured has attained the Age of 100, the death benefit is equal to the greater of (1) or (2) as defined below:

1.   this policy's Face Amount on the date of death;

2.   the Minimum Death Benefit on the date of death as described below.

DEATH BENEFIT OPTION 2
Under this option, until the Policy Anniversary following the date that the Insured has attained the Age of 100, the death benefit is equal to the greater of (1) or (2) as defined below:

1.   this policy's Face Amount on the date of death plus the Policy Value;

2.   the Minimum Death Benefit on the date of death as described below.


V616                                      16

MINIMUM DEATH BENEFIT
The Minimum Death Benefit is the Policy Value on the date of death of the Insured multiplied by the applicable percentage from the Minimum Death Benefit Corridor Percentages table below, based on the Insured's Age at the beginning of the Policy Year in which the death occurs.

                              MINIMUM DEATH BENEFIT CORRIDOR PERCENTAGES

             Age            Pct.           Age           Pct.            Age           Pct.
             ---            ----           ---           ----            ---           ----
           0 - 40            250%           54            157%           68            117%
             41              243            55            150            69            116
             42              236            56            146            70            115
             43              229            57            142            71            113
             44              222            58            138            72            111
             45              215            59            134            73            109
             46              209            60            130            74            107
             47              203            61            128            75            105
             48              197            62            126          76-90           105
             49              191            63            124            91            104
             50              185            64            122            92            103
             51              178            65            120            93            102
             52              171            66            119            94            101
             53              164            67            118        95 and over       100

DEATH BENEFIT AFTER AGE 100 ANNIVERSARY
On and after the Policy Anniversary following the date that the Insured has attained the Age of 100, the death benefit will equal the Policy Value. There will be no Monthly Deductions after Age 100 of the Insured. The Loans provision and partial surrenders provision will remain in effect. No premiums may be paid after Age 100 of the Insured.

Death Benefit Option 2 will no longer be available on and after the Policy Anniversary following the date that the Insured has attained the Age of 100. If Death Benefit Option 2 is in effect, at the Insured's Age 100, the Death Benefit will be converted to Death Benefit Option 1 on the following Policy Anniversary.

UNDER FEDERAL TAX LAW, THIS POLICY MAY NOT QUALIFY AS LIFE INSURANCE AFTER THE INSURED'S AGE 100. IT MAY BE SUBJECT TO ADVERSE TAX CONSEQUENCES AND A TAX ADVISOR SHOULD BE CONSULTED BEFORE THE POLICYHOLDER CHOOSES TO CONTINUE THIS POLICY AFTER THE INSURED'S AGE 100.

HOW TO CHANGE THE DEATH BENEFIT OPTION
While this policy is In Force prior to the Insured's Age 100 and subsequent to the fourth Policy Year, You may make a Written Request to change Your Death Benefit Option. No evidence of insurability is required. If the request is to change from Death Benefit Option 1 to Death Benefit Option 2, the Face Amount will be decreased by the Policy Value; if the request is to change from Death Benefit Option 2 to Death Benefit Option 1, the Face Amount will be increased by the Policy Value. Any such change will be in effect on the Monthly Calculation Day coincident with or next following the day We approve the request.

REQUEST FOR A DECREASE IN FACE AMOUNT
You may request a decrease in Face Amount at any time after the first Policy Year. Unless We agree otherwise, the decrease requested must at least equal $25,000 and the Face Amount remaining after the decrease must at least equal $25,000. All requests to decrease the Face Amount must be In Writing and will be effective on the first Monthly Calculation Day following the date We approve the request. We reserve the right to require that this policy first be returned to Us before the decrease is made.


V616                                      17

A decrease in the Face Amount will result in a reduction in the Total Premium Limit, as shown on the Schedule Page. Upon a decrease in Face Amount, a surrender charge will be deducted from the Policy Value based on the amount of the decrease. The charge will equal the applicable surrender charge shown on the Schedule Page multiplied by the result of dividing the decrease in Face Amount by the Face Amount of the policy before the decrease. We will send You a revised Schedule Page reflecting the change.

DEATH PROCEEDS
Upon receipt of due proof at Our VULA that the Insured died while this policy is In Force, We will pay the death proceeds of this policy. The death proceeds equal the death benefit on the date of death, with the following adjustments:

1.   We will deduct any Debt outstanding against this policy;

2. We will deduct any monthly deductions up to and including the Policy Month of death not already made;

3. We will add any premiums received by Us after the last Monthly Calculation Day just prior to the date of death which have not been applied to this policy.

The Death Proceeds of this policy will be paid in a lump sum unless otherwise agreed by You and Us. We reserve the right to add additional payment options subject to the approval by the insurance supervisory official of the state where this contract is delivered.

INTEREST ON DEATH PROCEEDS
We will pay interest on any death proceeds from the date of the Insured's death to the date of payment. In no case will the interest paid on the death proceeds be less than 3% or the rate required in the state in which this policy is issued.

THE BENEFICIARY
Unless You provide otherwise, any death proceeds that become payable under this policy will be paid in equal shares to the beneficiaries living at the death of the Insured. Payments will be made successively in the following order:

1.   Primary beneficiaries;

2. Contingent beneficiaries, if any, provided no primary beneficiary is living at the death of the Insured;

3. You or Your executor or administrator, provided no primary or contingent beneficiary is living at the death of the Insured.

Unless otherwise stated, the relationship of a beneficiary is the relationship to the Insured.

HOW TO CHANGE THE BENEFICIARY
You may change the beneficiary under this policy by Written Request.


V616                                      18

       FIXED AND FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY

THE DEATH BENEFIT AND OTHER VALUES PROVIDED UNDER THIS POLICY ARE BASED ON THE RATES OF INTEREST CREDITED ON ANY AMOUNTS ALLOCATED TO THE GUARANTEED INTEREST ACCOUNT, LONG-TERM GUARANTEED INTEREST ACCOUNT AND THE INVESTMENT EXPERIENCE OF THE SUBACCOUNTS WITHIN OUR SEPARATE ACCOUNT TO WHICH YOUR PREMIUMS ARE ALLOCATED. THUS, THE DEATH BENEFIT AND OTHER VALUES MAY INCREASE OR DECREASE IN AMOUNT OR DURATION. SEE PART 8 FOR A DESCRIPTION OF HOW THE DEATH BENEFIT IS DETERMINED.

                                NONPARTICIPATING
V616